Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

SERENA Software, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-62106) on Form S-8 of SERENA Software, Inc. of our reports dated February 18, 2003, with respect to the consolidated balance sheets of SERENA Software, Inc. and subsidiaries as of January 31, 2002 and 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2003, and related financial statement schedule, which reports appear in the January 31, 2003, annual report on Form 10-K of SERENA Software, Inc.

Our report dated February 18, 2003, contains an explanatory paragraph that refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective February 1, 2002.

/s/    KPMG LLP

San Francisco, California

April 28, 2003